UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 7)*

GP STRATEGIES CORPORATION (Name of Issuer)

Common Stock, par value $0.01 per share (Title Class of Securities)

36225V104 (CUSIP Number)

Samuel Robinson Sagard Capital Partners, L.P. 280 Park Avenue, 3rd Floor West New York, NY 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2021 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36225V104	Page 1 of 3

1	Name of Reporting Person: Sagard Capital Partners, L.P. I.R.S. Identification No. of Above Person (Entities Only): 20-3332164
2	Check the Appropriate Box if a Member of a Group (See instructions) (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) •
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-
	8	Shared Voting Power: 3,639,367
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 3,639,367
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,639,367
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (11): 20.9%
14	Type of Reporting Person: PN

CUSIP No. 36225V104	Page 2 of 3

1	Name of Reporting Person: Sagard Capital Partners GP, Inc. I.R.S. Identification No. of Above Person (Entities Only): 20-3331555
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) •
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-
	8	Shared Voting Power: 3,639,367
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 3,639,367
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,639,367
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (11): 20.9%
14	Type of Reporting Person: CO

CUSIP No. 36225V104	Page 3 of 3

1	Name of Reporting Person: Sagard Capital Partners Management Corp. I.R.S. Identification No. of Above Person (Entities Only): 20-2402055
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) •
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-
	8	Shared Voting Power: 3,639,367
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 3,639,367
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,639,367
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (11): 20.9%
14	Type of Reporting Person: CO

Introduction

This Amendment No. 7 to Schedule 13D (this “Statement”) relates to the beneficial ownership of Common Stock, $0.01 par value per share (the “Shares”), of GP Strategies Corporation, a Delaware corporation the (“Issuer”). This Statement is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by the Reporting Persons dated December 30, 2009, as heretofore amended (the “Schedule 13D”). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented by the addition of the following:

Merger

The Issuer has announced that on July 15, 2021, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Learning Technologies Group plc, a public limited company incorporated in England and Wales (“LTG”), Learning Technologies Acquisition Corporation, a Delaware corporation and a direct wholly owned subsidiary of LTG (“US Holdco”), and Gravity Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of US Holdco (“Merger Sub” and together with LTG and US Holdco, the “Merger Entities”). The Merger Agreement provides, subject to its terms and conditions, for the acquisition of the Issuer by LTG at a price of $20.85 in cash for each Share, without interest thereon and subject to deduction for any required withholding tax (the “Merger Consideration”), through the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned, indirect subsidiary of LTG (the “Surviving Corporation”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), among other things, each Share that is issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of the Issuer or owned by the Issuer, any subsidiary of the Issuer, LTG, US Holdco, Merger Sub or any other subsidiary of LTG immediately prior to the Effective Time, all of which will be canceled, and (ii) Shares held by stockholders who do not vote in favor of the Merger and who properly exercise their appraisal rights under, and comply in all respects with applicable provisions of, Delaware law) will be automatically cancelled and converted into the right to receive the Merger Consideration.

The terms and conditions of the Merger Agreement are described in the Issuer’s Form 8-K, as filed with the SEC on July 15, 2021 (the “Merger 8-K”). The foregoing description of the Merger does not purport to be complete and is qualified in its entirety by reference to each of (i) the Merger 8-K and (ii) the full text of the Merger Agreement, which is attached as an Exhibit thereto.

Voting and Support Agreement

On July 15, 2021, concurrently with the execution of the Merger Agreement, LTG, US Holdco and Merger Sub entered into (i) a voting and support agreement (the “Sagard Voting and Support Agreement”) with Sagard and (ii) voting and support agreements (the “D&O Voting and Support Agreements”) with the directors and certain officers of the Issuer in their capacities as stockholders of the Issuer (the “Directors and Officers,” and together with Sagard, the “Covered Stockholders”). The D&O Voting and Support Agreements and the Sagard Voting and Support Agreement are referred to collectively herein as the “Voting and Support Agreements.” Pursuant to the terms of the Voting and Support Agreements, each of the Covered Stockholders has agreed to vote all of its, his or her, as applicable, Shares (i) in favor of the adoption and approval of the Merger Agreement and approval of the transactions contemplated by the Merger Agreement, (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement or of such Covered Stockholder contained in its Voting and Support Agreement and (iii) against any alternative acquisition proposal and against any other action, agreement or transaction involving the Issuer or any of its subsidiaries that would reasonably be expected to impede, interfere with, delay, postpone, adversely affect or prevent (A) the consummation of the Merger or the other transactions contemplated by the Merger Agreement or by such Covered Stockholder’s Voting and Support Agreement, (B) the performance by the Issuer of its obligations under the Merger Agreement or (C) the performance by such Covered Stockholder of its obligations under its Voting and Support Agreement.

Samuel Robinson, a representative of Sagard to the Issuer’s board of directors, signed a D&O Voting and Support Agreement in his personal capacity. Nothing in connection with the foregoing agreement signed by Samuel Robinson shall be construed to suggest that Samuel Robinson is a member of a group for purposes of Section 13, or for any other purposes, and the existence of any such group is disclaimed.

Each Voting and Support Agreement will terminate upon the earliest of (i) the Effective Time, (ii) a termination of the Merger Agreement in accordance with its terms, (iii) a Board Recommendation Change (as defined in the Merger 8-K) solely on account of an Intervening Event (as defined in the Merger Agreement), (iv) any amendment, modification, change or waiver to any provision of the Merger Agreement that (A) changes in a manner adverse to the applicable Covered Stockholder the form or amount of consideration payable with respect to the Shares that are subject to such Voting and Support Agreement or (B) materially amends or waives any other terms and conditions of the Merger Agreement in a manner adverse to the applicable Covered Stockholder, and (v) the mutual written consent of the parties to such Voting and Support Agreement.

The foregoing description of the Voting and Support Agreements and the transactions contemplated thereby is not complete and is qualified in its entirety by reference to each of (i) the Merger 8-K, (ii) the full text of the Sagard Voting and Support Agreement which is attached as an Exhibit thereto and (iii) the full text of the D&O Voting and Support Agreement which is attached as an Exhibit thereto. Such Voting Support Agreements are incorporated herein by reference in their entirety.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated in their entirety as follows:

(a)          The Shares reported herein are held directly by Sagard. As of July 15, 2021, each Reporting Person beneficially owned 3,639,367 Shares, which represented 20.9% of the outstanding Shares, based upon 17,445,756 Shares outstanding on April 29, 2021, as reported by the Issuer in the Issuer’s Form 10-Q, as filed with the SEC on May 6, 2021.

The Reporting Persons disclaim group membership with respect to the Merger Entities, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13, or for any other purposes.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by Power Corporation of Canada (“PCC”) and certain of its subsidiaries, including Sagard. The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

The beneficial ownership reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of July 15, 2021.

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 3,639,367

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 3,639,367

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons.

(c)	No Reporting Person has effected any transaction in the Common Stock during the past 60 days.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented by the addition of the following:

See Item 4, as amended by this Amendment, for a description of the Voting Support Agreements, with such description being incorporated herein by reference in its entirety.

Item 7.           Material to Be Filed as Exhibits.

Exhibits A - C are hereby amended and restated as set forth in the attached exhibits.

Exhibit A	Persons Who may be Deemed to Control the Reporting Persons.

Exhibit B	Executive Officers and Directors of Sagard Capital Partners GP, Inc. and Sagard Capital Partners Management Corporation.

Exhibit C	Executive Officers and Directors of Power Corporation of Canada.

Exhibit I	Voting and Support Agreement, dated as of July 15, 2021, by and among Learning Technologies Group plc, Learning Technologies Acquisition Corporation, Gravity Merger Sub, Inc. and Sagard Capital Partners, L.P. (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 15, 2021).

Exhibit J	Form of Voting and Support Agreement by and among Learning Technologies Group plc, Learning Technologies Acquisition Corporation, Gravity Merger Sub, Inc. and directors and certain officers (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 15, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 19, 2021	SAGARD CAPITAL PARTNERS, L.P.

	By:	Sagard Capital Partners GP, Inc., its general partner

	By:	/s/ Samuel Robinson
Name: Samuel Robinson
Title: President

SAGARD CAPITAL PARTNERS GP, INC.

	By:	/s/ Samuel Robinson
Name: Samuel Robinson
Title: President

SAGARD CAPITAL PARTNERS MANAGEMENT CORP.

	By:	/s/ Samuel Robinson
Name: Samuel Robinson
Title: President

EXHIBIT A

Persons who may be Deemed to Control the Reporting Persons

Set forth below is the (i) name, (ii) principal business address and (iii) place of organization of each person who may be deemed, for purposes of this Statement, to control the Reporting Persons.

(i)	Sagard Holdings Inc.
(ii)	161 Bay Street, Suite 5000, Toronto (Ontario), Canada M5J 2S1
(iii)	Canada

(i)	Power Corporation of Canada
(ii)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(iii)	Canada

(i)	Pansolo Holding Inc.
(ii)	961 Churchill Avenue, Sudbury, Ontario, Canada P3A 4A3
(iii)	Canada

(i)	Sagard Holdings Participation Inc.
(ii)	161 Bay Street, Suite 5000, Toronto (Ontario), Canada M5J 2S1
(iii)	Canada

EXHIBIT B

Executive Officers and Directors of Sagard Capital Partners GP, Inc.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Capital Partners GP, Inc.

(i)	Samuel Robinson
(ii)	Director and Executive Officer (President)
(iii)	United States and United Kingdom
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	21,988 Shares
(vii)	None

(i)	Paul Desmarais, III
(ii)	Director and Executive Officer (Executive Chairman)
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	1172 Sherbrooke Ouest, Montreal, QC, H3A 1H6
(vi)	None
(vii)	None

(i)	Sacha Haque
(ii)	Executive Officer (General Counsel and Secretary)
(iii)	Canada
(iv)	General Counsel and Secretary, Sagard Holdings
(v)	1172 Sherbrooke Ouest, Montreal, QC, H3A 1H6
(vi)	None
(vii)	None

(i)	Adam Vigna
(ii)	Executive Officer (Chief Investment Officer)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	161 Bay Street, Suite 500, Toronto (Ontario), Canada M5J 2S1
(vi)	None
(vii)	None

(i)	Stephan Klee
(ii)	Executive Officer (Chief Financial Officer, Treasurer and Controller)
(iii)	United States
(iv)	Chief Financial Officer, Sagard Capital Partners Management Corp.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None
(i)	Junaid Subhan
(ii)	Executive Officer (Chief Compliance Officer)
(iii)	Canada
(iv)	Chief Compliance Officer
(v)	1172 Sherbrooke Ouest, Montreal, QC, H3A 1H6
(vi)	None
(vii)	None

Executive Officers and Directors of Sagard Capital Partners Management Corp.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Capital Partners Management Corp.

(i)	Samuel Robinson
(ii)	Director and Executive Officer (President)
(iii)	United States and United Kingdom
(iv)	President, Sagard Holdings
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	21,988 Shares
(vii)	None

(i)	Paul Desmarais, III
(ii)	Director and Executive Officer (Chairman and Chief Executive Officer)
(iii)	Canada
(iv)	Chairman and Chief Executive Officer, Sagard Holdings
(v)	1172 Sherbrooke Ouest, Montreal, QC, H3A 1H6
(vi)	None
(vii)	None

(i)	Sacha Haque
(ii)	Executive Officer (General Counsel and Secretary)
(iii)	Canada
(iv)	General Counsel and Secretary, Sagard Holdings
(v)	1172 Sherbrooke Ouest, Montreal, QC, H3A 1H6
(vi)	None
(vii)	None

(i)	Adam Vigna
(ii)	Executive Officer (Chief Investment Officer)
(iii)	Canada
(iv)	Chief Investment Officer, Sagard Holdings
(v)	161 Bay Street, Suite 500, Toronto (Ontario), Canada M5J 2S1
(vi)	None
(vii)	None

(i)	Stephan Klee
(ii)	Executive Officer (Chief Financial Officer)
(iii)	United States
(iv)	Chief Financial Officer, Sagard Holdings
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

(i)	Junaid Subhan
(ii)	Executive Officer (Chief Compliance Officer)
(iii)	Canada
(iv)	Chief Compliance Officer
(v)	1172 Sherbrooke Ouest, Montreal, QC, H3A 1H6
(vi)	None
(vii)	None

EXHIBIT C

Executive Officers and Directors of Power Corporation of Canada

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, and (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Power Corporation of Canada.

(i)	Pierre Beaudoin
(ii)	Director
(iii)	Canada
(iv)	Chairman of the Board, Bombardier Inc.
(v)	800 René-Lévesque Blvd. West, 29th floor, Montréal (Québec), Canada H3B 1Y8
(vi)	None
(vii)	None

(i)	Marcel R. Coutu
(ii)	Director
(iii)	Canada
(iv)	Director, Brookfield Asset Management, Inc.
(v)	225 6th Avenue S.W., Suite 1210, Calgary (Alberta), Canada T2P 1N2
(vi)	None
(vii)	None

(i)	Christian Noyer
(ii)	Director
(iii)	France
(iv)	Company Director
(v)	9, rue de Valois, 2nd floor, 75001 Paris, France
(vi)	None
(vii)	None

(i)	André Desmarais
(ii)	Director
(iii)	Canada
(iv)	Deputy Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Paul Desmarais, Jr.
(ii)	Director
(iii)	Canada
(iv)	Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Anthony R. Graham
(ii)	Director
(iii)	Canada
(iv)	Chairman and Chief Executive Officer, Sumarria Inc.
(v)	22 St. Clair Avenue East, Suite 2001, Toronto (Ontario), Canada M4T 2S7
(vi)	None
(vii)	None

(i)	Isabelle Marcoux
(ii)	Director
(iii)	Canada
(iv)	Chair of the Board, Transcontinental Inc.
(v)	1 Place Ville-Marie, Suite 3240, Montréal (Québec), Canada H3B 0G1
(vi)	None
(vii)	None

(i)	R. Jeffrey Orr
(ii)	Director, President and Chief Executive Officer
(iii)	Canada
(iv)	President and Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Michel Plessis-Bélair
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	J. David A. Jackson
(ii)	Director
(iii)	Canada
(iv)	Partner Emeritus and Senior Counsel, Blake, Cassels & Graydon LLP
(v)	199 Bay Street, Suite 4000, Commerce Court W., Toronto (Ontario), Canada M5L 1A9
(vi)	None
(vii)	None

(i)	T. Timothy Ryan, Jr.
(ii)	Director
(iii)	United States of America
(iv)	Company Director
(v)	10295 Collins Avenue, Unit 404, Bal Harbour, FL, USA 33154
(vi)	None
(vii)	None

(i)	Gregory D. Tretiak
(ii)	Executive Officer
(iii)	Canada
(iv)	Executive Vice-President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Claude Généreux
(ii)	Executive Officer
(iii)	Canada
(iv)	Executive Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Stéphane Lemay
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, General Counsel and Secretary, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Gary A. Doer
(ii)	Director
(iii)	Canada
(iv)	Company Director
(v)	1 Lombard Place, Suite 2600, Winnipeg (Manitoba), Canada R3B OX5
(vi)	None
(vii)	None

(i)	Paul Desmarais III
(ii)	Executive Officer
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Olivier Desmarais
(ii)	Executive Officer
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Paula B. Madoff
(ii)	Director
(iii)	United States of America
(iv)	Company Director
(v)	260 West 11 Street, New York, NY 10014 USA
(vi)	None
(vii)	None

(i)	Siim A. Vanaselja
(ii)	Director
(iii)	Canada
(iv)	Company Director
(v)	232 Douglas Drive, Toronto (Ontario), Canada M4W 2C1
(vi)	None
(vii)	None

(i)	Amaury de Seze
(ii)	Executive Officer
(iii)	France
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	24 Avenue Marnix, 1000 Brussels, Belgium
(vi)	None
(vii)	None

(i)	Jocelyn Lefebvre
(ii)	Executive Officer
(iii)	France
(iv)	Vice-Chairman, Europe
(v)	53 Holland Park, Kensington, London W11 3RS
(vi)	None
(vii)	None

(i)	Sharon MacLeod
(ii)	Director
(iii)	Canada
(iv)	Company Director
(v)	9309, 8th Line, Georgetown, Ontario L7G 4S5
(vi)	None
(vii)	None

Executive Officers and Directors of Sagard Holdings Inc.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Holdings Inc.

(i)	Paul Desmarais, III
(ii)	Director and Executive Officer (Chairman and Chief Executive Officer)
(iii)	Canada
(iv)	Chairman and Chief Executive Officer, Sagard Holdings
(v)	1172 Sherbrooke Ouest, Montreal, QC, H3A 1H6
(vi)	None
(vii)	None

(i)	Denis Le Vasseur
(ii)	Director
(iii)	Canada
(iv)	Vice-President and Controller, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Samuel Robinson
(ii)	Director and Executive Officer (President)
(iii)	United States and United Kingdom
(iv)	President, Sagard Holdings
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	21,988 Shares
(vii)	None

(i)	Sacha Haque
(ii)	Executive Officer (General Counsel and Secretary)
(iii)	Canada
(iv)	General Counsel and Secretary, Sagard Holdings
(v)	1172 Sherbrooke Ouest, Montreal, QC, H3A 1H6
(vi)	None
(vii)	None

(i)	Adam Vigna
(ii)	Executive Officer (Chief Investment Officer)
(iii)	Canada
(iv)	Chief Investment Officer, Sagard Holdings
(v)	161 Bay Street, Suite 500, Toronto (Ontario), Canada M5J 2S1
(vi)	None
(vii)	None

(i)	Stephan Klee
(ii)	Executive Officer (Chief Financial Officer, Treasurer and Controller)
(iii)	United States
(iv)	Chief Financial Officer, Sagard Holdings
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

(i)	Colin Hall
(ii)	Director
(iii)	United States
(iv)	Head of Investments, Groupe Bruxelles Lambert
(v)	24 Avenue Marnix, 1000 Brussels, Belgium
(vi)	None
(vii)	None

(i)	Gregory D. Tretiak
(ii)	Director
(iii)	Canada
(iv)	Executive Vice President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria, Square, Montreal (Quebec), Canada H24 253
(vi)	None
(vii)	None

(i)	Amaury de Seze
(ii)	Director
(iii)	France
(iv)	Vice Chairman, Power Corporation of Canada
(v)	24 Avenue Marnix, 1000 Brussels, Belgium
(vi)	None
(vii)	None

(i)	Brian Walsh
(ii)	Director
(iii)	United States and Canada
(iv)	Head Principal and Chief Strategist, Titan Advisors LLC
(v)	750 Washington, Blvd, 10th Floor, Stamford, CT, 06901
(vi)	None
(vii)	None

(i)	Junaid Subhan
(ii)	Executive Officer (Chief Compliance Officer)
(iii)	Canada
(iv)	Chief Compliance Officer
(v)	1172 Sherbrooke Ouest, Montreal, QC, H3A 1H6
(vi)	None
(vii)	None

(i)	Jeffrey R. Carney
(ii)	Director
(iii)	Canada
(iv)	Senior Advisor, IGM Financial Inc.
(v)	447 Portage Avenue, Winnipeg, MB R3B 3H5
(vi)	None
(vii)	None

(i)	Elizabeth Lowery
(ii)	Director
(iii)	United States
(iv)	Senior Advisor at ERM: Environmental Resources Management
(v)	275 Date Palm Rd, #303, Vero Beach, FL 32963 USA
(vi)	None
(vii)	None

(i)	Heather Davis
(ii)	Director
(iii)	United States
(iv)	Owner at Whynot Farm LLC
(v)	5505 Chuckey Pike, Chuckey, TN (Greene County) 37641
(vi)	None
(vii)	None

(i)	Arielle Malard de Rothschild
(ii)	Director
(iii)	France
(iv)	Global Advisory Partner at Rothschild & Co
(v)	23 bis Avenue de Messine, Paris 75008, France
(vi)	None
(vii)	None

Executive Officers and Directors of Sagard Holdings Participation Inc.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Holdings Participation Inc.

(i)	Paul Desmarais, III
(ii)	Director and Executive Officer (Chairman and Chief Executive Officer)
(iii)	Canada
(iv)	Chairman and Chief Executive Officer, Sagard Holdings
(v)	1172 Sherbrooke Ouest, Montreal, QC, H3A 1H6
(vi)	None
(vii)	None

(i)	Samuel Robinson
(ii)	Director and Executive Officer (President)
(iii)	United States and United Kingdom
(iv)	President, Sagard Holdings
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	21,988 Shares
(vii)	None

(i)	Sacha Haque
(ii)	Executive Officer (General Counsel and Secretary)
(iii)	Canada
(iv)	General Counsel and Secretary, Sagard Holdings
(v)	1172 Sherbrooke Ouest, Montreal, QC, H3A 1H6
(vi)	None
(vii)	None

(i)	Stephan Klee
(ii)	Executive Officer (Chief Financial Officer)
(iii)	United States
(iv)	Chief Financial Officer, Sagard Holdings
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

(i)	Junaid Subhan
(ii)	Executive Officer (Chief Compliance Officer)
(iii)	Canada
(iv)	Chief Compliance Officer
(v)	1172 Sherbrooke Ouest, Montreal, QC, H3A 1H6
(vi)	None
(vii)	None

Trustees of The Desmarais Family Residuary Trust

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, and (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the trustees of The Desmarais Family Residuary Trust, other than Sophie Desmarais.

(i)	Paul Desmarais, Jr.
(ii)	Trustee
(iii)	Canada
(iv)	Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	André Desmarais
(ii)	Trustee
(iii)	Canada
(iv)	Deputy Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Michel Plessis-Bélair
(ii)	Trustee
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Guy Fortin
(ii)	Trustee
(iii)	Canada
(iv)	Attorney
(v)	759 Square Victoria, Montréal (Québec), Canada H2Y 2J7
(vi)	None
(vii)	None